

February 8, 2013

<u>Via E-mail</u>
Kyu-Ho Park
Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangum-Gu
Seoul 135-791, Korea

> **Re: Korea Electric Power Corporation**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-13372**

Dear Mr. Park:

We have reviewed your response dated January 31, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14

(6) Revenue Recognition, page F-18

1. We note your discussion in response to comment 3 in our letter dated December 11, 2012 regarding KOGAS's experience with hold-orders, including the fact that KOGAS was subject to a hold-order from 2008 to 2010 and again beginning in July 2011. To help us better understand your FCPTA system, please explain to us your understanding of the FCPTA system in relation to uncollected amounts from a previous hold-order when a new hold-order is implemented. Tell us whether you could continue to bill customers for

uncollected amounts related to a prior hold-order if a new hold-order is implemented, or whether the new hold-order would suspend your billing and collection of all FCPTA amounts related to both prior hold-orders and the new hold-order.

2. We have reviewed your response to comment 4 in our letter dated December 11, 2012. We note that part of your basis for your proposed accounting treatment for your recognized FCPTA receivable is that at December 31, 2011, you anticipated that the hold-order would be temporary and be lifted at some time in calendar year 2012 or shortly thereafter. We also note that your response dated November 9, 2012 indicated that you acknowledge that the hold order is less likely to be lifted if fuel costs continue to increase or stay at higher levels. Please tell us how you forecasted fuel costs and whether or not your forecast indicated fuel costs would continue to stay at higher levels when preparing your financial statements for the fiscal year ended December 31, 2011. To the extent your forecast indicated fuel costs would continue to increase or stay at higher levels in 2012 and beyond, please better explain how you were able to conclude at December 31, 2011 that it was probable the economic benefits of the FCPTA receivable would flow to you in light of your statement that continued elevated fuel costs result in a conclusion that the hold-order was less likely to be lifted. Additionally, please better explain what changed between December 31, 2011 and December 31, 2012 that led you to conclude at December 31, 2012 that it was no longer probable the economic benefits of the FCPTA would flow to you.

3. Your response to comment 4 in our letter dated December 11, 2012 indicates you plan to record the FCPTA amounts accumulated since July 29, 2011 through December 31, 2012 as allowance for bad debt on your balance sheet and as bad debt expense on your statement of comprehensive income. You further state that in the event the hold-order is lifted, the FCPTA amount that is actually billed to the end-users as a result of such lifting will be recorded as a reversal of allowance for bad debt on your balance sheet and as revenues on your statement of comprehensive income. It is unclear to us why you would record the FCPTA amount as revenue if the hold-order is lifted since that would result in recording the same FCPTA amounts twice as revenue: once when the amount was originally recorded between July 29, 2011 and December 31, 2012, and a second time when the hold-order is lifted. Rather than double counting the revenue from the FCPTA amounts, we believe a more preferable presentation would be to record a credit to bad debt expense such that the reversal of the accounts receivable impairment is reflected in the same line item as the original impairment within your statement of comprehensive income. Please advise.

4. We have reviewed your response to comment 5 in our letter dated December 11, 2012. We note that in 2011, you recorded interest income for carrying costs for which you will record an allowance for bad debt during 2012. You state that you will not record any carrying costs in 2012; however, we note in comment 4 that you will recognize revenue for the FCPTA during 2012 and record bad debt expense in 2012 for such amount. Please tell us why the recognition of carrying costs is treated differently than the revenues

for which they relate. In so doing, please explain why the reasoning behind not recording any carrying costs in 2012 does not also result in not recognizing any revenue related to the FCPTA during 2012. Also quantify for us what the amount of carrying cost in 2012 would have been.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief